EXHIBIT 12.1

EPL Intermediate, Inc.

Computation of Ratios of Earnings to Fixed Charges

Fiscal Years

			2005
	2004		10/30/04 to 11/17/05		11/18/05 to 12/28/05		2006		2007		2008 (a)
	(dollars in thousands)
Fixed Charges:
Interest expense	$18,025		$38,726		$3,385		$28,813		$29,167		$26,003
Capitalized interest	95		84		106		166		252		205
Interest portion of rent expense	799		733		82		961		1,109		1,266

Total Fixed Charges	$18,919		$39,543		$3,573		$29,940		$30,528		$27,474

Earnings:
Pretax income	$1,343		$(18,844)		$(981)		$1,709		$(941)		$(51,531)
Add fixed charges	18,919		39,543		3,573		29,940		30,528		27,474
Subtract Capitalized Interest	(95)		(84)		(106)		(166)		(252)		(205)

Total Earnings	$20,167		$20,615		$2,486		$31,483		$29,335		$(24,261)
Ratio of Earnings to Fixed Charges	1.1	x	0.5	x	0.7	x	1.1	x	1.0	x	-

(a) Earnings were insufficient to cover fixed charges by approximately $51.8 million for the 2008 Period.